EXHIBIT 99.1

                                  NEWS RELEASE
                                  ------------

                                 APRIL 28, 2000


           FiberCore Signs Agreement to Acquire Algar's Optical Fiber
                             Manufacturing Facility

CHARLTON, MA-- (BUSINESS WIRE)--FiberCore, Inc. (Symbol FBCE).
FiberCore, a leading manufacturer of optical fiber and preform for the telecommunication and data communications market, announced today that it has signed an agreement with Algar S.A to acquire Xtal Fibras Opticas S.A, its optical fiber manufacturing facility, located in Campinas, Brazil, for a cash purchase price of $25 million.

 "This acquisition will be a significant step forward for both FiberCore and Xtal," said Dr. Mohd Aslami, President and CEO of FiberCore. "We have been seeking to expand our capacity to meet increasing customer demand, and this acquisition provides another strong building block upon which we can grow our business and achieve our goal of increasing shareholder value. Xtal currently has sales of approximately $25 million, primarily from single-mode optical fiber in Brazil. With the integration of both FiberCore's and Xtal's technologies, we expect manufacturing capacity to increase significantly. Investment in new capital equipment will further increase production volume. Xtal currently enjoys the largest market share in Brazil, at approximately 35%. We plan to increase that position in Brazil, which is a rapidly growing market, as well as to export product manufactured in Brazil to satisfy the requirements of our global customers."

     "Algar Group is selling Xtal as a result of a strategic decision, to divest from product manufacturing facilities in telecommunications. We are focusing more and more our business in the areas of telecommunication services," said Algar's CEO Jose Mauro Leal Costa.


     The Algar Group is one of the most important private conglomerates in Brazil with 23 companies grouped around four divisions: telecommunications, agribusiness, services and entertainment. Algar Telecom, the Group's holding company for the activities in the area of telecommunication services, covers through its subsidiaries a population of 36 million people in its area of influence. Among its main subsidiaries is CTBC Telecom (Companhia de Telecomunicacoes do Brasil Central) operating since 1954. Another company, ATL (Algar Telecom Leste) is in charge for operating B band cellular phone in the states of Rio de Janeiro and Espirito Santo adding more than 900,000 wireless subscribers in its first year of operation.

The acquisition, which has a scheduled closing date of June 30, 2000, is subject to satisfactory completion of due diligence, execution of definitive agreements and other specified conditions. FiberCore has retained an investment banker to assist in arranging the financing for the acquisition.


For  more  information  about  FiberCore:  (www.FiberCoreUSA.com)  Phone - (508)
248-3900  or  by  FAX  -  (508)   248-5588,   eFax  (603)   250-5369  or  E-Mail
FiberCore@aol.com.

For   more   information   about   Algar   Group:    (www.algar.com.br)   E-mail
algar@algar.com.br. Phone: 55-34-218-3101 / Fax: 55-34 212-0293


EXCEPT FOR THE HISTORICAL MATTERS DISCUSSED ABOVE, THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD LOOKING AND ARE MADE PURSUANT TO THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED AS A RESULT OF CERTAIN GENERAL ECONOMIC AND BUSINESS CONDITIONS; ABILITY TO OBTAIN REQUIRED FINANCING LOSS OF MARKET SHARE THROUGH COMPETITION; INTRODUCTION OF COMPETING PRODUCTS BY OTHER COMPANIES; CHANGES IN INDUSTRY CAPACITY; ABILITY TO OBTAIN REQUIRED FINANCING; DEPENDENCE ON A SINGLE MANUFACTURING FACILITY; PRESSURE ON PRICES FROM COMPETITION OR FROM PURCHASERS OF THE COMPANY'S PRODUCTS; AVAILABILITY OF QUALIFIED PERSONNEL; THE LOSS OF ANY SIGNIFICANT CUSTOMERS; AND OTHER FACTORS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.